

August 9, 2013

<u>Via E-mail</u>
Guy Martin
President
Tungsten Corp.
1671 SW 105 Lane
Davie, FL 33324

> **Re:** **Tungsten Corp.**
> **Form 10-K for the Fiscal Year Ended January 31, 2013**
> **Filed April 26, 2013**
> **Form 10-Q for the Quarterly Period Ended April 30, 2013**
> **Filed June 14, 2013**
> **File No. 000-54342**

Dear Mr. Martin:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2013

Item 9A. Controls and Procedures, page 31

Management's Report on Internal Control Over Financial Reporting, page 31

1. Please provide a report of management on your internal control over financial reporting that contains the following information in accordance with Item 308 of Regulation S-K:

   - A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting;

- A statement identifying the framework used by management to evaluate the effectiveness of the internal control over financial; and

- Management's assessment of the effectiveness of internal control over financial reporting as of January 31, 2013, including a statement as to whether or not internal control over financial reporting is effective.

Signatures, page 42

2. The report must be signed on behalf of the registrant by its principal executive officer or officers, its principal financial officer or officers, its controller or principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions. Any person who occupies more than one of the specified positions should indicate each capacity in which he or she signs the report. Refer to General Instruction D(2) of Form 10-K. Please revise to include the required signatures and/or indicate each capacity in which each person signs the report.

Form 10-Q for the Quarterly Period Ended April 30, 2013

Part I. Financial Information

Item 1. Financial Statements

3. We note that you accounted for and presented the acquisition of Nevada Tungsten Holdings Ltd. as a reverse recapitalization. In a reverse recapitalization, the shareholders of the company acquired obtain the majority of the voting equity or otherwise gain control of the combined entity. Since the number of common shares issued to acquire Nevada Tungsten Holdings Ltd. represented only 4.5% of your issued and outstanding shares as of the acquisition date, it appears that the shareholders of Tungsten Holdings Ltd. did not obtain control of Tungsten Corp. Please tell us your basis in GAAP for accounting for the acquisition as a reverse recapitalization rather than a business combination with Tungsten Corp. being the legal and accounting acquirer and Nevada Tungsten Holdings Ltd. being the legal and accounting acquiree.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief